Final Term Sheet

Filed Pursuant to Rule 433
Registration No. 333-240269
November 4, 2021

Highland Holdings S.à r.l.

€500,000,000 0.000% Notes due 2023
€600,000,000 0.318% Notes due 2026
€500,000,000 0.934% Notes due 2031

Issuer:	Highland Holdings S.à r.l.

Guarantor:	Otis Worldwide Corporation

Title of Securities:	0.000% Notes due 2023 (the “2023 Notes”)
0.318% Notes due 2026 (the “2026 Notes”)
0.934% Notes due 2031 (the “2031 Notes” and together with the 2023 Notes and the 2026 Notes, the “Notes”)

Offering Format:	SEC Registered

Trade Date:	November 4, 2021

Settlement Date:	November 12, 2021 (T+5)

Ratings*:	Moody’s: Baa2; S&P: BBB

Principal Amount:	€500,000,000 (2023 Notes)
€600,000,000 (2026 Notes)
€500,000,000 (2031 Notes)

Maturity Date:	November 12, 2023 (2023 Notes)
December 15, 2026 (2026 Notes)
December 15, 2031 (2031 Notes)

Interest Payment Date:	November 12 of each year, commencing November 12, 2022 (2023 Notes)
December 15 of each year, commencing December 15, 2022 (2026 Notes and 2031 Notes)

If the date on which a payment of interest or principal on the Notes is scheduled to be paid is not a Business Day, then the interest or principal payable on that date will be paid on the next succeeding Business Day, and no further interest will accrue as a result of such delay.

Mid-Swap Rate:	-0.367% (2023 Notes)
-0.132% (2026 Notes)
0.154% (2031 Notes)

Spread to Mid-Swap Rate:	+25 basis points (2023 Notes)
+45 basis points (2026 Notes)
+78 basis points (2031 Notes)

Yield to Maturity:	-0.117% (2023 Notes)
0.318% (2026 Notes)
0.934% (2031 Notes)

Coupon:	0.000% (2023 Notes)
0.318% (2026 Notes)
0.934% (2031 Notes)

Issue Price to Public:	100.234% of the principal amount (2023 Notes)
100.000% of the principal amount (2026 Notes)
100.000% of the principal amount (2031 Notes)

Reference Government Security:	0.000% OBL due October 13, 2023 (2023 Notes)
0.000% OBL due October 9, 2026 (2026 Notes)
0.000% DBR due August 15, 2031 (2031 Notes)

Reference Government Security	101.485%; -0.761% (2023 Notes)
Price / Yield:	102.800%; -0.560% (2026 Notes)
102.240%; -0.227% (2031 Notes)

Spread to Reference	+64.4 basis points (2023 Notes)
Government Security:	+87.8 basis points (2026 Notes)
+116.1 basis points (2031 Notes)

Day Count Convention:	ACT/ACT, following, unadjusted

Optional Redemption:
At any time, and from time to time, prior to the Par Call Date (as set forth below under the heading “Par Call Date”) in respect of a series of Notes, the Issuer may redeem Notes of such series, in whole or in part, at the redemption price equal to the greater of (i) 100% of the principal amount of Notes of such series to be redeemed; and (ii) the sum of the Remaining Scheduled Payments of Notes of such series to be redeemed from the redemption date to the Par Call Date of such series of Notes discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate plus the number of basis points set forth below under the heading “Make-Whole Basis Points”, plus, in each case, accrued and unpaid interest, if any, on the principal amount of Notes of being redeemed to, but excluding, the redemption date.

At any time on or after the Par Call Date in respect of a series of Notes, the Issuer may redeem Notes of such series, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, on the principal amount of Notes being redeemed to, but excluding, the redemption date.

Make-Whole Basis Points:

+10 basis points (2023 Notes)
+15 basis points (2026 Notes)
+20 basis points (2031 Notes)

Par Call Date:

October 12, 2023 (1 month prior to the stated maturity) (2023 Notes)
September 15, 2026 (3 months prior to the stated maturity) (2026 Notes)
September 15, 2031 (3 months prior to the stated maturity) (2031 Notes)

Change of Control Offer	101%

Tax Redemption:
The Notes will be redeemable in whole but not in part, at any time at the Issuer’s option in the event of certain developments affecting the tax laws of Luxembourg, the United States or another relevant taxing jurisdiction as described in the preliminary prospectus supplement dated October 29, 2021 (the “Preliminary Prospectus Supplement”).

Denominations:	€100,000 x €1,000

Net Proceeds (before expenses):	€1,593,370,000

Use of Proceeds:
The Issuer intends to use the net proceeds of the offering to purchase shares of Zardoya Otis, S.A., whether pursuant to the Tender Offer (as defined in the Preliminary Prospectus Supplement) or otherwise, and to pay fees and expenses in connection therewith.

Joint Book-Running Managers:	Morgan Stanley & Co. International plc
HSBC Continental Europe
J.P. Morgan AG
Citigroup Global Markets Limited (2031 Notes)
Goldman Sachs & Co. LLC (2026 Notes)
SMBC Nikko Capital Markets Limited (2023 Notes)

Senior Co-Managers:	BNP Paribas
Citigroup Global Markets Limited (2023 Notes and 2026 Notes)
Deutsche Bank Aktiengesellschaft
Goldman Sachs & Co. LLC (2023 Notes and 2031 Notes)
SMBC Nikko Capital Markets Limited (2026 Notes and 2031 Notes)

Co-Managers:	Banco Santander, S.A.
Barclays Bank PLC
Commerzbank Aktiengesellschaft
Intesa Sanpaolo S.p.A.
Mizuho Securities Europe GmbH
RBC Europe Limited
Société Générale
Standard Chartered Bank
UniCredit Bank AG
Wells Fargo Securities International Limited

Paying Agent:	The Bank of New York Mellon, London Branch

Listing:	Application will be made for listing on the New York Stock Exchange on terms described in the Preliminary Prospectus Supplement

Common Code / CUSIP / ISIN:	240691388 / L47988 AA5 / XS2406913884 (2023 Notes)
240691434 / L47988 AB3 / XS2406914346 (2026 Notes)
240691523 / L47988 AC1 / XS2406915236 (2031 Notes)

Changes to the Preliminary Prospectus Supplement:	Bond Premium With Respect to the 2023 Notes

If a “U.S. holder” (as defined in the Preliminary Prospectus Supplement, dated October 29, 2021, under “Material U.S. Federal Income Tax Considerations to U.S. Holders”) purchases a 2023 Note in this offering at a price that exceeds the stated principal amount of the 2023 Note, such U.S. holder will be considered to have purchased the 2023 Note with bond premium equal to the amount of that excess. Subject to the discussion of debt instruments bearing a zero rate of interest below, a U.S. holder generally may elect to amortize the bond premium using a constant yield method over the remaining term of the 2023 Note (or possibly an earlier call date if it results in a smaller amortizable bond premium). An election to amortize bond premium on a constant yield method will apply to all debt obligations (other than debt obligations the interest on which is excludable from gross income) held by such holder as of the beginning of, or acquired during or after, the first taxable year for which the election applies and may not be revoked without the consent of the IRS. If a U.S. holder makes the election to amortize bond premium with respect to a 2023 Note, such U.S. holder will be required to reduce its adjusted tax basis in such 2023 Note by the amount of the bond premium amortized. Prospective investors should consult their own tax advisors regarding this election. Although it is not entirely clear whether the amortizable bond premium rules apply to debt instruments, such as the 2023 Notes, that do not bear any interest, if such rules apply (i) a U.S. holder of the 2023 Notes would generally not amortize any bond premium prior to the taxable disposition or maturity of the 2023 Notes, and (ii) if the U.S. holder made the election to amortize bond premium, then it would generally recognize an ordinary deduction equal to the amount of the amortized bond premium upon the taxable disposition or maturity of the 2023 Notes. In such case, a U.S. holder would recognize ordinary foreign source income or loss with respect to the amount of the amortized bond premium to the extent of changes in exchange rates between the time the U.S. holder acquired the 2023 Note and the time the bond premium is deducted. If a U.S. holder does not elect to amortize bond premium, or if the amortizable bond premium rules do not apply to the 2023 Notes, then the amount of the premium will remain part of the U.S. holder’s adjusted tax basis in its 2023 Notes and will decrease the gain or increase the loss that such U.S. holder would otherwise recognize on the sale, exchange, redemption, retirement or other taxable disposition of the 2023 Note. U.S. holders should consult their tax advisors regarding the application of the amortizable bond premium rules to the 2023 Notes.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Manufacturer target market (MIFID II product governance / UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail investors in EEA or the United Kingdom, respectively.

Settlement Period: The closing will occur on November 12, 2021, which will be more than two business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

The Issuer and the Guarantor have filed a Registration Statement (File No. 333-240269), including a prospectus dated October 26, 2021 and a preliminary prospectus supplement dated October 29, 2021, with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement, the preliminary prospectus supplement for the offering to which this communication relates and other documents the Guarantor has filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling: Morgan Stanley & Co. International plc at 1-866-718-1649; HSBC Continental Europe by telephone at 1-866-811-8049; or J.P. Morgan AG at +33 1 40 15 45 26. You are advised to obtain a copy of the prospectus and related prospectus supplement for the offering to which this communication relates and to carefully review the information contained or incorporated by reference therein before making any investment decision.